MAIL STOP 0511

									November 23, 2004

Dr. Earl Abbott
President
AAA Minerals, Inc.
3841 Amador Way
Reno, NV 89502

Re:	AAA Minerals, Inc.
      Registration Statement on Form SB-2
	File No. 333-119848
	Filed October 20, 2004

Dear Mr. Bravo:


      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your prospectus to disclose Mr. Soloski`s relationship to AAA Minerals, Inc.`s registration statement, including his activities in connection with the filing, and describe recent legal proceedings involving Mr. Soloski.
2. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the staff for our review.

Summary

3. Please disclose when you purchased the claims from Jesse Wall and
Carla Bird.

4. We note that you purchased the claims in exchange for 500,000 share of your common stock. Please disclose the dollar value placed on that transaction.

5. With respect to the purchased claims in exchange for 500,000 share of your common stock your attention is directed to Instruction to
Item 404(d)(3) of Regulation S-B.  Please revise and advise.

Risk Factors

6. To the extent possible, please avoid the generic conclusion that you make in several of your risk factors that the risk discussed would cause your business to fail or that it would be negatively affected. Instead, replace this language with more specific disclosure of how your financial condition would be affected as well as putting the risk in context by making the magnitude of the risk clear.

7. The subheading of risk factor 6 merely states a fact and does not adequately reflect the risk that follows. Please revise your subheadings to succinctly state the risks you discuss in the text. We refer you to "A Plain English Handbook - How to Create Clear SEC
Disclosure Documents," issued by the Office of Investor Education and
Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999.

Directors, Executive Officers, Promoters and Control Persons

8. Please disclose when Dr. Abbott started working for Big Bar
Gold
Corporation.

9. Please disclose nature of Tornado Gold International Corp.`s business and Dr. Abbott`s duties for this firm. Please disclose when he started working for Tornado.

10. Please disclose the time period Mr. LaPrairie worked for Vanadium
International, Inc.

11. Please disclose the time period Mr. LaPrairie worked for the State of Nevada`s Division of Environmental Protection and describe his duties.

12. We note that Dr. Abbott devotes 25% of his business time to your affairs and Mr. LaPrairie devotes 10%. Please disclose precisely
Dr.
Abbott`s and Mr. LaPrairie`s duties.

Interests Of Named Experts And Counsel

13. We note your statement that no expert or counsel named in this prospectus had, or is to receive, in connection with the offering, a
"substantial" interest, direct or indirect, in you. Please define substantial interest.

Description of Business
14. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

15. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

16. Disclose:
* The nature of your ownership or interest in the property.
* Any other underlying agreements or interests in the property.
* In a table, provide names, claim or grant number, date of recording and expiration date, so your claims can be distinguished from other claims in the area.
* Disclose the conditions you must meet to keep these claims.
* Disclose the area of your claims, either in hectares or acres. Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b)(2) of Industry Guide 7.

17. For your property, provide the disclosures required by Industry
Guide 7 (b).  In particular, provide:
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
* Supplementally provide a copy of Mr. Macdonald`s geologic report.

Refer to Industry Guide 7 (b)(1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

18. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over some area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure.

19. Expand your disclose about your exploration plans for your properties.
* Disclose a brief geological justification for each of your exploration projects written in non-technical language.
* Give a breakdown your exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
* If there is a phased program planned, briefly outline all phases.

20. We note your statement that you will be engaged in the acquisition, and exploration of mineral properties with a view to exploiting any mineral deposits that demonstrate economic feasibility. Please disclose what you mean by economic feasibility.
Disclose the economic parameters that need to exist for further exploration.

21. Please disclose the value of the mineral claims you purchased for
500,000 shares of your common stock.

22. Please disclose when and for how much Ms. Bird and Ms. Wall acquired the mining claims that you purchased.

23. Please disclose whether Ms. Bird and Ms. Wall conducted any work on the mineral claims. Please describe this work, its costs, and duration.

24. Please disclose whether Ms. Bird and Ms. Wall paid money to the
British Columbia government in order to maintain the claims in good standing. Please disclose the amount paid.

25. Update to the latest practicable date, the amount of exploration and/or money paid to the government of British Columbia to maintain your claims in good standing.

26. We note that you have the right to explore for mineralization as long as it does not unreasonably disturb the fee simple owner`s use of the land. We also note that the fee simple owner has the right to sell title to the land to a third party. Please consider a risk factor associated with these issues.

27. Please disclose whether the property is accessible by means other than helicopter.

28. Please disclose whether your officers and directors have ever been to the property.

29. Please disclose whether the prior owners of your claim ever visited the property.

30. We note that the BA property was discovered in 2003 during a helicopter reconnaissance trip commissioned to locate mineralized areas. Please disclose who took the trip and who commissioned the trip. Also, please disclose how mineralization is discovered through such aerial reconnaissance.

31. Please disclose when the report by Mr. Macdonald was commissioned and by whom it was commissioned.

32. Please disclose when the BA property report was completed and what precisely Mr. Macdonald did to prepare the report. For instance, did he visit the property, review government records, and take samples? How are samples retrieved? Please discuss the precise conclusions of Macdonald`s report.

33. Please disclose the name of the laboratory to which the samples from the property were sent. Please disclose whether and how this laboratory is affiliated with you.

34. We note that Mr. Macdonald recommends two phases of exploration and that the second phase will be more detailed. Please disclose in what way(s) this phase will be more detailed.

35. Please discuss the roles of the technician and geologist in future exploratory phases.

36. Please disclose the types of supplies that you anticipate using in future exploration.

Compliance with Government Regulations

37. We note that subsequent drilling during exploration will require reclamation work and that this reclamation is not expected to exceed
$10,000.  Please provide a basis for this expectation.

Plan of Operation

38. Please identify Mr. McCrossan as discussed in the second paragraph on page 24.

39. Please disclose whether you have any agreements with Mr.
Macdonald.  Please file all agreements as exhibits.

40. Please discuss how long you can satisfy your cash requirements.

41. Please discuss your plan of operations for the next twelve months in more detail. Please provide detailed milestones to the business plan, taking the company to the point of generating first revenues

Certain Relationships And Related Transactions

42. We note your statement that "none of the following parties has,
since our date of incorporation, had any material interest, direct
or
indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us: * Any of our directors or officers; * Any person proposed as a nominee for election as a director; * Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; * our sole promoter, Dr. Earl Abbott; and * Any relative or spouse of any of the foregoing persons who has the same house as such person." Please disclose whether the foregoing applies to those who own more than 5%
of your common stock and the immediate family members of directors, director nominees, executive officers, and owners of 5% or more of your common stock.



Recent Sales of Unregistered Securities

43. Please discuss the facts relied upon to make available the exemption under which you sold unregistered securities to Jesse
Wall
and Carla Bird.

44. We note the recent sales of unregistered securities. Your attention is directed to the disclosure requirements to Item 701 of
Regulation S-B. Revise to provide the basis for the noted exemptions.

Accountants Report

45. The report of the Chartered Accountants on page 29 should reference "the standards of the Public Company Accounting Oversight
Board (United States)," rather than generally accepted auditing standards. Please refer to PCAOB Auditing Standard No.1 and SEC Release No. 33-8422. Also, please include both the printed name of the firm and the authorized signature of the firm. See Rule 302 of
Regulation S-T and revise accordingly.
General

46. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

47. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement. The consent in Exhibit
23.1 should be signed in the name of the firm rather than an individual partner. Please revise.


Closing Statements

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 942-1824 or Tia
Jenkins
at (202) 942-1902 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 942-7470 with any other questions.

Sincerely,


      John Reynolds
      Assistant Director
      Emerging Growth Companies
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AAA Minerals, Inc.
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